UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4)

of the Securities Exchange Act of 1934

(Amendment No.         )

Telmex Internacional, S.A.B. de C.V.

(Name of Subject Company)

Telmex Internacional, S.A.B. de C.V.

(Names of Persons Filing Statement)

American Depositary Shares (“L Share ADSs”), each representing 20 Series L Shares

American Depositary Shares (“A Share ADSs”), each representing 20 Series A Shares

(Title of Class of Securities)

879690105 for L Share ADSs

879690204 for A Share ADSs

(CUSIP Number of Class Securities)

Rafael Robles Miaja

Bufete Robles Miaja, S.C.

Bosque de Alisos 47 A – PB A2 -01

Bosques de las Lomas

México, D.F. 05120, México

(5255) 5540-9225

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☒	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

“Opinion of the Board of Directors of the Company Regarding the Public Offer for Mutual Purchase and Subscription to be Launched by América Móvil, S.A.B. de C.V.”

Mexico City, on March 19th, 2010, Telmex Internacional, S.A.B. de C.V. (“TELINT” or the “Company”) (BMV: TELINT; NYSE: TII, LATIBEX: XTII) announced today that the members of the Board of Directors held a meeting in order to announce their opinion about the intention of América Móvil, S.A.B de C.V (BMV and NYSE “AMX”, NASDAQ “AMOV”) to carry out a public offer for mutual purchase and subscription of all the shares representing the capital stock of TELINT, as announced by América Móvil, S.A.B. de C.V. (“América Móvil”) on January 13th, 2010 (the “Offer”).

Therefore, the Board of Directors of TELINT in accordance with mexican legislation retained the services of an independent expert, Bank of America Merrill Lynch (“Merrill Lynch”). Merrill Lynch submitted its opinion about the exchange ratio proposed by América Móvil to the shareholders of TELINT in the Offer. Accordingly, Merrill Lynch considered that the exchange ratio is duly justified from a financial point of view and consequently, it is reasonable for the shareholders of TELINT.

The members of the Board of Directors of TELINT, except for the people who abstained to vote to avoid any possible conflicts of interest, taking in consideration the opinion issued by Merrill Lynch as the independent expert retained by the Board of Directors for the purposes of mexican legislation and in the opinion of the members of the Audit and Corporate Practices Committee, thought that the exchange ratio in the Offer is duly justified and reasonable, from a financial point of view, for shareholders of TELINT.

Moreover, the members of the Board of Directors of the Company who are also shareholders of TELINT, voiced their decision to participate in the Offer, if carried out as per the terms announced by America Movil, and assuming that the economic and market conditions generally are maintained.

The members of the Board of Directors of TELINT stated that they did not consider a conflict of interest to exist regarding the Offer.

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TELINT is a Mexican holding company with subsidiaries located in Brazil, Colombia, Argentina, Chile, Peru and Ecuador. It aims at providing a wide variety of telecommunication services, including voice, data, video transmission, paid cable and satellite television, internet access and complete telecommunication solutions as well as the services related to the yellow page directories in Mexico, USA, Argentina, Colombia and Peru.

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LEGAL DISCLAIMER

THIS PRESS RELEASE DOES NOT CONSTITUTE AN OFFER OR BID FOR ANY TYPE OF SHARES. THE CORRESPONDING SECURITIES CANNOT BE, IN ANY CASE, SUBJECT TO A PUBLIC OFFER UNTIL, IN ANY CASE, THE NATIONAL BANKING AND SECURITIES COMMISSION AUTHORIZES ITS OFFER ACCORDING TO THE PROVISIONS UNDER THE STOCK MARKET LAW.

THIS PRESS RELEASE CONTAINS CERTAIN FORECASTS OR PROJECTIONS, WHICH REFLECT THE CURRENT VIEWS AND EXPECTATIONS WITH RESPECT TO OUR PERFORMANCE, BUSINESS AND FUTURE EVENTS. FORECASTS INCLUDE WITHOUT LIMITATION, ANY STATEMENT THAT MAY PREDICT, INDICATE OR IMPLY FUTURE RESULTS, PERFORMANCES AND ACHIEVEMENT AND THAT MAY CONTAIN WORDS SUCH AS “BELIEVE”, “ANTICIPATE”, “HOPE”, “IN OUR OPINION”, “MAY PROBABLY RESULT” OR TERMS OR PHRASES WITH A SIMILAR MEANING. THESE STATEMENTS ARE SUBJECT TO CERTAIN RISKS, CONTINGENCIES AND ASSUMPTIONS. PLEASE BE ADVISED THAT A NUMBER OF IMPORTANT FACTORS COULD CAUSE ACTUAL RESULTS TO DIFFER SIGNIFICANTLY FROM THE PLANS, OBJECTIVES, EXPECTATIONS, ESTIMATES AND INTENTIONS EXPRESSED IN THIS PRESS RELEASE. UNDER NO CIRCUMSTANCE WILL WE BE LIABLE NOR ANY OF OUR SUBSIDIARIES, AFFILIATES, DIRECTORS, EXECUTIVES, AGENTS OR EMPLOYEES TO THIRD PARTIES (INCLUDING INVESTORS) FOR ANY INVESTMENT, DECISION OR ACTION TAKEN IN REGARD TO THE INFORMATION INCLUDED IN THIS PRESS RELEASE OR FOR ANY CONSEQUENTIAL, SPECIAL OR SIMILAR DAMAGE.

HOLDERS OF TELMEX INTERNACIONAL, S.A.B. DE C.V. (“TII”) AMERICAN DEPOSITARY SHARES AND HOLDERS OF TII SHARES WHO ARE LOCATED IN THE UNITED STATES ARE ADVISED TO READ TII’S SOLICITATION/RECOMMENDATION STATEMENT TO BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (“SEC”) REGARDING THE OFFER OF AMÉRICA MÓVIL, S.A.B. DE C.V. (“AMX”) TO ACQUIRE TII SHARES AND AMERICAN DEPOSITARY SHARES WHEN SUCH STATEMENT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION.

HOLDERS OF TII AMERICAN DEPOSITARY SHARES AND HOLDERS OF TII SHARES MAY OBTAIN FREE COPIES OF TII’S SOLICITATION/RECOMMENDATION STATEMENT (WHEN AVAILABLE) AND OTHER DOCUMENTS FILED BY TII REGARDING AMX’S OFFER TO ACQUIRE TII SHARES AND AMERICAN DEPOSITARY SHARES AT THE SEC’S WEBSITE AT WWW.SEC.GOV.

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